Exhibit 99.1

PRESS RELEASE

AnPac Bio Announces Pricing of Approximately $2.9 Million Underwritten Public Offering of American Depositary Shares

Philadelphia, PA, November 9, 2021 – AnPac Bio-Medical Science Co., Ltd. (NASDAQ: ANPC, the “Company”), a biotechnology company with operations in China and the United States focusing on early cancer screening and detection, today announced the pricing of an underwritten public offering of 1,301,928 of its American Depositary Shares (“ADSs”) at a public offering price of $2.22 per share, for gross proceeds to the Company of approximately $2.9 million, before deducting the underwriting discount and other offering expenses payable by the Company. This includes the full exercise of the underwriter’s over-allotment option.

EF Hutton, division of Benchmark Investments, LLC is acting as the sole book-running manager for the offering. The offering is expected to close on or about November 12, 2021, subject to customary closing conditions.

The shares of ADSs described above are being offered by AnPac Bio-Medical Science Co., Ltd. pursuant to a "shelf" registration statement on Form F-3 (File No. 333-256630) that became effective with the Securities and Exchange Commission (SEC) on June 7, 2021, the base prospectus contained therein and the accompanying prospectus supplement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 148 issued patents as of June 30, 2021. With one CLIA and CAP registered clinical laboratory in the United States and two certified clinical laboratories in China, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), biochemical, immunological and genomics tests. According to a Frost & Sullivan’s report issued in 2020, AnPac Bio ranked third worldwide among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection in 2019. The Company has a significant cancer screening and detection database consisting of approximately 43,900 clinical samples as of March 31, 2021. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.AnPacBio.com.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s proposed offering. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus supplement and prospectus for the offering filed with the SEC. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

For investor and media inquiries, please contact:

Company:
Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacBio.com